EXHIBIT 12(a)

	Successor					Predecessor
					Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
	Year Ended December 31,
	2011	2010	2009	2008
EARNINGS:
Income (loss) from continuing operations	$(1,802)	$(3,530)	$515	$(9,039)	$(1,266)	$1,306
Add: Total federal income tax expense (benefit)	943	318	351	(504)	(675)	618
Fixed charges (see detail below)	3,849	3,150	2,420	4,518	715	394
Total earnings (loss)	$2,990	$(62)	$3,286	$(5,025)	$(1,226)	$2,318
FIXED CHARGES:
Interest expense	$3,824	$3,127	$2,395	$4,492	$709	$370
Rentals representative of the interest factor	25	23	25	26	6	24
Total fixed charges	$3,849	$3,150	$2,420	$4,518	$715	$394
RATIO OF EARNINGS TO FIXED CHARGES (a)	—	—	1.36	—	—	5.88
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(a)
Fixed charges exceeded "earnings" by $859 million, $3.212 billion, $9.543 billion and $1.941 billion for the years ended December 31, 2011, 2010 and 2008 and for the period from October 11, 2007 through December 31, 2007, respectively.